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                                                                     Exhibit 4.1


                                                   PEARSON PLC
3                                                  80 Strand
                                                   London WC2R 0RL

                                                   Telephone +44 (0)20 7010 2000
                                                   Facsimile +44 (0)20 7010 6060
                                                   www.pearson.com

January 28, 2005

CONFIDENTIAL

Peter Jovanovich


Re:      Employment with Pearson Education and its Affiliates

Dear Peter:

This letter ("Letter Agreement") outlines our arrangements regarding your employment with Pearson Education Holdings Inc. (together with its successors and assigns, the "Company"), Pearson plc, and their affiliates, as follows:

1. Disability Leave: Duties. As we are both in agreement that you are no longer able to perform any of the material and substantial duties of your job, you will step down as President and Chief Executive Officer of the Company effective January 31, 2005 (the "Disability Date"). You will also resign from all other officer and director positions you hold with the Company, Pearson plc, and their affiliates as of the Disability Date. As of the Disability Date, you will relinquish all of your day-to-day duties and responsibilities as President and Chief Executive Officer of the Company. We very much appreciate your offer to make yourself available for appropriate consulting projects during the 18 month period following the Disability Date on a pro bono basis. We will be discussing possible projects with you, but we acknowledge and agree that none of the benefits outlined in this Letter Agreement is conditioned upon your taking on or completing any such projects.

2. Payments and Benefits. After the Disability Date, you will be entitled to receive only the following payments and benefits (in each case subject to applicable tax withholding):

         a. Short Term Disability. With the assistance of the Company's Human Resources Department, you will apply for benefits under the Company's Short-Term Disability (STD) Plan. The STD Plan will provide you with 100% of your current base salary ($890,000) from the Disability Date through the earlier of the date of your death and the six month anniversary of the Disability Date (the "STD Period").

         b. Long Term Disability. Prior to the end of the STD Period, with the assistance of and in consultation with the Company's Human Resources Department, you will apply for benefits under the Company's Long-Term Disability (LTD) Plan. Assuming you qualify and continue to qualify thereunder, UNUM, our insurance carrier, will pay you (on a non-taxable basis, no less frequently than monthly, and in approximately equal installments) $300,000 annually (60% of the first $500,000 of your base salary), commencing on the six month anniversary of the Disability Date and ending on the earlier of the date of your death and the date you attain age 65 (the "LTD Period"), provided that for purposes of



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paragraphs 2(c), 2(e), 2(f), 2(h) and 3, the LTD Period shall end upon your knowingly rendering material services to a material competitor of the Company or any of its affiliates ("Competitive Services").

         c. Supplemental Long-Term Disability Benefits. During the LTD Period, we will supplement your benefits under the LTD Plan and pay you (on a taxable basis, no less frequently than monthly, and in approximately equal periodic installments) $234,000 annually (60% of your base salary above $500,000, or 60% of ($890,000 less $500,000)). In addition, to the extent that the $300,000 in annualized non-taxable LTD payments discussed in paragraph 2(b) are not promptly and fully paid to you throughout the LTD Period (e.g., because the LTD benefit is reduced, eliminated, or delayed, or because you do not otherwise initially qualify for the benefit), we will promptly make up any lost, reduced or delayed payment to you, on a fully tax grossed-up basis (assuming taxation at the highest applicable marginal rates), provided you have, in good faith, filed applications, submitted to physical exams or interviews, and supplied other information, in each case as may be required under the applicable LTD Plan or UNUM policy; provided further that if all or any portion of any such make-up payment is later paid by UNUM, you agree to promptly pay such amount, or assign your right to such amount, to the Company. If during the LTD Period you receive earnings for services rendered to any entity not affiliated with the Company or Pearson plc, amounts otherwise payable to you under this paragraph 2(c) will be reduced dollar-for-dollar by the amount of such earnings.

         d. Benefits during the STD Period. During the STD Period, you will be treated as an active employee for purposes of all of the equity, welfare, pension, retirement and other benefit plans of the Company and its affiliates, provided that following the Disability Date, you acknowledge that no new awards will be made to you under any of the Pearson plc stock plans (other than any awards made pursuant to the second sentence of paragraph 2(h)).

         e.   Benefits during the LTD Period.

               (i) Medical, Dental and Vision Plans. Your coverage (and that of your dependents) in the Pearson Inc. medical, hospitalization, dental and vision plans and programs will continue during the LTD Period at the same level, and with the same benefits, as are then provided to active employees of the Company who participate in those plans and programs. You will be required to contribute toward the costs of those plans and programs at the same level, and on the same basis, as active employees.

              (ii) Life Insurance. Your coverage under the Pearson Inc. basic life insurance plan will continue during the LTD Period at the same level in force prior to the Disability Date. The Company will pay the full cost of this coverage. You also are entitled to continue to participate, during the LTD Period, in the supplemental life insurance plan at the same level in force prior to the Disability Date, provided that you continue to pay premiums at no greater a rate than the rate that then applies to active employees whose coverage continues. You may apply to the insurance company for a wavier of premium for the supplemental life coverage once you have been receiving LTD benefits for 6 months.


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             (iii)  Vacation. At the expiration of the STD Period, you will receive payment for any unused vacation days that are then accrued. You will accrue vacation days during the STD Period, and will cease to accrue additional vacation days upon the expiration of the STD Period.

              (iv)  Retirement Plans. At the expiration of the STD Period, you
(a) will cease to accrue additional benefits under, and (b) will be entitled to apply for, and receive, benefits under the Pearson Inc. Pension Plan, Supplemental Executive Retirement Plan, Pearson Inc. Retirement Plan (401k), Pearson Excess Retirement Plan, and Pearson Inc. Share Bonus Plan in accordance with the terms of those plans.

         f. Individual Defined Contribution Arrangement. During both the STD and LTD Periods, the Company will continue to credit your notional account under your Individual Defined Contribution Arrangement (as described in our letter to you dated June 13, 2003, with contributions at an annualized rate of $409,400 made in approximately equal periodic installments no less frequently than monthly. All amounts credited to you under this arrangement (including, for avoidance of doubt, notional interest) will be paid to you (or, in the event of your death, to your nominated beneficiary) in a lump sum promptly following the end of the LTD Period.

         g. Annual Bonus. You will be paid your annual bonus in respect of 2004 in cash, such payment to be made at the time, and in the amount, that would have applied if your active employment with the Company had continued indefinitely, and determined without regard to any period of disability during 2004.

         h. Pearson plc Stock Plans. The treatment of your outstanding awards under the Pearson plc stock plans will governed by the terms of the applicable plan documents and your individual award agreements, and, except with respect to any plan intended to qualify under Section 401(a) or 423 of the Internal Revenue Code, applied as if your active employment with the Company had continued throughout the LTD Period. In the event that during the LTD Period, active senior executives of the Company, Pearson plc, or any of their affiliates receive special grants or awards in respect of grants or awards that correspond to grants or awards that you received prior to the Disability Date, then you too shall be entitled to receive corresponding special grants or awards, which grants and awards shall be on terms and conditions (including relative amounts) no less favorable than those received by continuing senior executives and shall thereafter be treated as if your active employment with the Company had continued throughout the LTD Period. The treatment of any awards or grants described in the previous two sentences that are outstanding at the time of the termination of the LTD Period will be governed by the terms of the applicable plans and, to the extent that the Personnel Committee has discretion as to the treatment of any such awards or grants, we will recommend to the Personnel Committee that it exercise such discretion in the manner that is most favorable to you or your beneficiaries, except where such termination is by reason of your rendering Competitive Services.

3.       Indemnification/D&O Insurance.

         a. In the event that any Claim is made, is threatened to be made, or is reasonably anticipated to be made, against you that arise out of or relates to your



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employment by, or services for, the Company, Pearson plc, or any of their affiliates, then you shall promptly be indemnified and held harmless to the fullest extent permitted or authorized by the corporate governance documents of the Company or Pearson plc, or if greater, by applicable law, against any and all costs, expenses, liabilities and losses (including, without limitation, attorneys' and other professional fees and charges reasonably incurred, judgments, interest, expenses of investigation reasonably incurred, penalties, fines, ERISA excise taxes or penalties, and amounts paid or to be paid pursuant to settlements reasonably entered into) incurred or suffered by you in connection therewith, and such indemnification shall continue through the STD and LTD Periods, and thereafter, and shall inure to the benefit of your heirs, executors and administrators. You shall be entitled to prompt advancement of any and all costs and expenses (including, without limitation, attorneys' and other professional fees and charges) incurred by you in connection with any such Claim, or in connection with seeking to enforce your rights under this paragraph 3(a), any such advancement to be made within 15 days after you give written notice, supported by reasonable documentation, requesting such advancement. Such notice shall include and undertaking by you to repay the amount advanced if you are ultimately determined not to be entitled to indemnification against such costs and expenses. You shall be deemed to have met any standard of conduct required for indemnification unless the contrary shall be established by the Company or Pearson plc. Nothing in this Agreement, or the attached Release, shall operate to limit or extinguish any right to indemnification, advancement of expenses, or contribution that you would otherwise have (including, without limitation, by agreement or under applicable law). For purposes of this paragraph 3(a), "Claim" shall mean any claim, demand, investigation, dispute, threat, discovery request, or request for testimony or information.

         b. A directors' and officers' liability insurance policy (or policies) shall be kept in place, until at least the sixth anniversary of the Disability Date, providing coverage to you that is no less favorable to you in any respect (including, without limitation, with respect to scope, exclusions, amounts, and deductibles) than the coverage then being provided to any active senior executive or director of the Company or any active director of Pearson plc.

4. Cessation of all other Compensation and Benefits. You will not receive compensation, payments or benefits of any kind from the Company, Pearson plc or its affiliates in respect of any period that ends after the Disability Date other than those set forth in paragraphs 2 and 3 above, and you expressly acknowledge and agree that, except with respect to the payments and benefits specifically set forth in this Letter Agreement, you are not entitled to any compensation, payment or benefit from the Company, Pearson plc or its affiliates whatsoever, including, without limitation, any right to payments or benefits under your letter of employment dated October 9, 2000 and subsequent amendments or supplements thereto (the "Employment Agreement").

5. Restrictive Covenants. The covenants and agreements made by you in paragraphs 12, 13 and 14 of your Employment Agreement shall remain in full force and effect in accordance with their terms, with the expiration of the STD Period treated as your last day of employment for purposes of paragraph 12. Notwithstanding the forgoing, you shall be entitled to retain, and not return to the Company, your personal rolodex, personal


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correspondence files, documents relating to your personal entitlements and obligations, and the like.

6. Release. In order to be entitled to the payments and benefits set forth in paragraphs 2(c), 2(e)(i) and the second sentence of 2(h), and in consideration therefor, you must (i) deliver a signed and dated copy of the attached Release no later than February 21, 2005, and (ii) not subsequently revoke your execution of such Release.

7.       Assignability; Binding Nature.

         a. This Letter Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs (in your case) and assigns.

         b. No rights or obligations of the Company or Pearson plc under this Letter Agreement may be assigned or transferred by the Company or Pearson plc (each a "Company Transferor") except that such rights and obligations may be assigned or transferred pursuant to a merger, consolidation or other combination in which the Company Transferor is not the continuing entity, or a sale or liquidation of all or substantially all of the business and assets of the Company Transferor, provided that the assignee or transferee is the successor to all or substantially all of the business and assets of the Company Transferor and such assignee or transferee expressly assumes the liabilities, obligations and duties of the Company Transferor as set forth in this Agreement.

         c. None of your rights or obligations under this Agreement may be assigned or transferred by you other than your rights to compensation and benefits, which may be transferred only by will or by operation of law. Notwithstanding the previous sentence, you shall be entitled, to the extent permitted under applicable plans, programs and arrangements of the Company, Pearson plc, and their affiliates, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following your death by giving written notice thereof. In the event of your death or a judicial determination of your incompetence, references in this Letter Agreement to you shall be deemed, where appropriate, to refer to your beneficiary, estate or other legal representatives.

8. Miscellaneous. This Letter Agreement may be executed in several counterparts, each or which shall be deemed to be an original but all of which together will constitute one and the same instrument. Signatures delivered by facsimile shall be effective for all purposes. This Letter Agreement constitutes the entire agreement, and supersedes all prior agreements, of the parties hereto relating to the subject matter hereof, except to the extent otherwise set forth herein, and there are no written or oral terms or representations made by any party other than those contained herein and therein. This Letter Agreement cannot be modified, altered or amended except by a writing signed by all the parties. No waiver by either party of any provision or condition of this Letter Agreement at any time shall be deemed a waiver of such provision or condition at any prior or subsequent time or of any provision or condition at the same or any prior or subsequent time. This Letter Agreement and attached Release shall be governed by and construed in accordance with the domestic laws of the State of New York, except to the extent preempted by federal law, without giving effect to any choice of law or conflict of law provision or rule (whether of the


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State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. You are under no obligation to seek other employment or otherwise mitigate our obligations under this Letter Agreement. Other than as expressly set forth in this Letter Agreement, there shall be no offset against amounts or benefits due to you under this Letter Agreement (or otherwise) because of any benefit or remuneration you receive after the Disability Date. In the event of any inconsistency between any provision of this Letter Agreement and any provision of any plan, program, policy, agreement, corporate governance document, or other arrangement of the Company, Pearson plc, or any of their affiliates, the provisions of this Letter Agreement shall control. The headings of the paragraphs and subparagraphs contained in this Letter Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Letter Agreement.

9. Notices. Signed and dated copies of this Letter Agreement, the Release, and any revocation of the Release should be sent by mail, courier, or facsimile to:

                                          Richard Glicini
                                          Senior Vice President, Human Resources
                                          Pearson Education
                                          One Lake Street
                                          Upper Saddle River, NJ  07458
                                          (201) 236-3370 (tel)
                                          (201) 236-3382 (fax)

10. Public Announcement. You and we will agree on the form of all statements to be made to employees, analysts, the media and the public generally relating to the subject matter of this Letter Agreement.

11. Acknowledgement. By signing this Letter Agreement and attached Release, you certify that you have read the terms of this Letter Agreement and Release, and that your execution of this Letter Agreement and Release shall indicate that this Letter Agreement and Release conforms to your understanding and is acceptable to you as a final agreement. You further acknowledge and agree that you have been advised of the opportunity to consult with counsel of your choice and that you have been given a reasonable and sufficient period of time in which to consider and return this Letter Agreement and attached Release.

Sincerely,

Pearson plc


By:  /s/ David Bell
------------------------------
Name:  David Bell
Title: Executive Director

Pearson Education Holdings Inc.



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By:  /s/ Richard Gligini
-----------------------------
Name:  Richard Gligini
Title: SVP, Human Resources, Pearson Education





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ACCEPTED AND AGREED

/s/ Peter Jovanovich
-----------------------------
Peter Jovanovich


Date: 28/01/05
-----------------------------


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                                     RELEASE


I, Peter Jovanovich, the undersigned, irrevocably and unconditionally release, remise, and forever discharge Pearson Education Holdings Inc. (the "Company") and the Releasees (as defined below) from, any and all agreements, promises, liabilities, claims and demands of any kind, in law or equity, whether known or unknown, suspected or unsuspected, which I, my heirs, executors, administrators, successors or assigns ever had, or now have against the Company or any Releasee that arises out of or relates to my employment with, or services for, the Company, Pearson plc, or any of their affiliates, or the termination thereof, including (without limitation and to the extent set forth herein) any and all contract claims, benefit claims, tort claims, fraud claims, claims for payments, bonuses, severance, defamation, disparagement, or any other personal injury claims, claims relating to retirement, pension or unemployment, arising out of or relating to my status as a stockholder of Pearson plc, my employment, compensation and benefits with the Company or the Releasees, and/or the termination thereof, and any and all claims of unfair or unjust dismissal or discrimination on any basis including but not limited to on the basis of age, race, gender, disability, ethnic or national origin, sexual orientation, and claims for costs, expenses and attorneys' fees with respect thereto existing, in each case arising or occurring at any time up to and including the date I execute this Release, provided, however, that nothing herein shall release, waive, or otherwise affect any claim or right arising under, or preserved by, the terms of the Letter Agreement between me and the Company, dated January 28, 2005 (the "Letter Agreement"), or preclude my participation as a class member in any class action or derivative action against Pearson plc where I am not a named defendant, provided that I agree that I shall in no way initiate or encourage the initiation of the filing of any such action. This Release specifically includes, without limitation and to the extent set forth above, any and all claims under the Age Discrimination in Employment Act, 29 U.S.C. Section 621 et seq., Title VII of the Civil Rights Act of 1964, 42 U.S.C. Section 2000(e), the Americans with Disabilities Act, 42 U.S.C. 1201, et seq., the Employee Retirement Income Security Act of 1974, any and all other federal, state and/or local statutes, ordinances, regulations or common laws, and any and all claims for benefits under any compensation, bonus or benefit plan, program or policy of the Company or the Releasees. For purposes of this Letter Agreement, the term "Releasee" includes Pearson plc, its direct and indirect subsidiaries, insurers, affiliates, its and their past, present and future predecessors, successors and assigns, and its and their current, former and future officers, directors, employees, stockholders, representatives, agents, and attorneys, in their official and/or individual capacities, jointly and individually.

I understand that I have a period of up to 21 days to review and consider this Release. I further understand that once I have signed this Release, I may revoke it at any time during the 7 days following its execution by delivering a written notice of revocation as provided in paragraph 9 of the Letter Agreement.

I ACKNOWLEDGE THAT I HAVE READ THIS RELEASE AND I UNDERSTAND AND ACCEPT ITS
TERMS





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Peter Jovanovich                                          Date